IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2024 and for the three-month period ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 82, beginning on July 1st, 2024.

Legal address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023 and registered in the Superintendence on September 12, 2023 with the number 15555, Book 114 Volume – of Joint Stock Companies.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 746,893,142 shares. (*)

Common Stock subscribed, issued and paid-up nominal value (in millions of ARS): 7,469.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Main activity of parent Company: Real estate and agricultural activities.

Direct and indirect interest of the Parent Company on the capital stock: 397,831,498 common shares.

Percentage of votes of the Parent Company (direct and indirect interest) on the shareholders’ equity: 55.88% (1).

Type of stock	CAPITAL STATUS
	Shares authorized for Public Offering (2)	Subscribed, issued and paid-up nominal value (in millions of Argentine Pesos)
Common stock with a face value of ARS 10 per share and entitled to 1 vote each	746,893,142	7,469

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

(*) As of September 30, 2024, the capital increase and the issuance of shares resolved by the board of directors on October 15, 2024, was in process of being registered in the “Inspección General de Justicia” (General Inspection of Justice).

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2024
BACS	Banco de Crédito y Securitización S.A.
BHSA	Banco Hipotecario S.A.
BYMA	Buenos Aires Stock Exchange
CNV	Securities Exchange Commission (Argentina)
CODM	Chief Operating Decision Maker
CPI	Consumer Price Index
Cresud	Cresud S.A.C.I.F. y A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
GCDI	GCDI S.A.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
INDEC	Argentine Institute of Statistics and Census
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
MEP	Electronic Payment Market
NIS	New Israeli Shekel
New Lipstick	New Lipstick LLC
Puerto Retiro	Puerto Retiro S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Financial Position
as of September 30, 2024 and June 30, 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2024	06.30.2024
ASSETS
Non-current assets
Investment properties	8	1,697,606	1,909,319
Property, plant and equipment	9	41,988	40,993
Trading properties	10, 22	20,820	21,903
Intangible assets	11	67,894	72,427
Right-of-use assets	12	6,112	11,972
Investments in associates and joint ventures	7	151,518	145,066
Deferred income tax assets	19	5,201	6,834
Income tax credit		11	12
Trade and other receivables	13, 14	29,252	38,345
Investments in financial assets	13	8,743	11,428
Derivative financial instruments	13	60	63
Total non-current assets		2,029,205	2,258,362
Current assets
Trading properties	10, 22	583	461
Inventories	22	1,187	1,211
Income tax credit		290	1,205
Trade and other receivables	13, 14	75,531	85,442
Investments in financial assets	13	149,379	135,301
Derivative financial instruments	13	77	-
Cash and cash equivalents	13	30,243	31,730
Total current assets		257,290	255,350
TOTAL ASSETS		2,286,495	2,513,712
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		1,089,615	1,209,497
Non-controlling interest		75,902	82,744
TOTAL SHAREHOLDERS’ EQUITY		1,165,517	1,292,241
LIABILITIES
Non-current liabilities
Borrowings	13, 17	170,404	207,834
Lease liabilities	12	3,280	10,157
Deferred income tax liabilities	19	551,604	628,563
Trade and other payables	13, 16	41,314	42,965
Income tax liabilities		17,190	-
Provisions	18	23,287	23,569
Salaries and social security liabilities		114	125
Total non-current liabilities		807,193	913,213
Current liabilities
Borrowings	13, 17	209,991	203,411
Lease liabilities	12	807	2,120
Trade and other payables	13, 16	85,885	81,505
Income tax liabilities		6,190	7,508
Provisions	18	3,676	4,131
Derivative financial instruments	13	-	4
Salaries and social security liabilities		7,236	9,579
Total current liabilities		313,785	308,258
TOTAL LIABILITIES		1,120,978	1,221,471
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		2,286,495	2,513,712

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Income and Other Comprehensive Income
for the three-month periods ended September 30, 2024 and 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2024	09.30.2023
Revenues	20	89,873	94,939
Costs	21, 22	(32,458)	(30,894)
Gross profit		57,415	64,045
Net (loss) / gain from fair value adjustment of investment properties	8	(225,499)	316,084
General and administrative expenses	21	(11,105)	1,266
Selling expenses	21	(4,349)	(4,975)
Other operating results, net	23	(4,046)	(1,278)
(Loss) / profit from operations		(187,584)	375,142
Share of profit of associates and joint ventures	7	8,162	6,850
(Loss) / profit before financial results and income tax		(179,422)	381,992
Finance income	24	722	1,169
Finance costs	24	(11,644)	(12,736)
Other financial results	24	21,691	(7,288)
Inflation adjustment	24	4,245	20,116
Financial results, net		15,014	1,261
(Loss) / profit before income tax		(164,408)	383,253
Income tax expense	19	55,373	(132,715)
(Loss) / profit for the period		(109,035)	250,538
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive loss from subsidiaries and associates (i)		(497)	(1,037)
Total other comprehensive loss for the period		(497)	(1,037)
Total comprehensive (loss) / income for the period		(109,532)	249,501

(Loss) / profit for the period attributable to:
Equity holders of the parent		(105,646)	238,061
Non-controlling interest		(3,389)	12,477

Total comprehensive (loss) / income attributable to:
Equity holders of the parent		(105,931)	237,055
Non-controlling interest		(3,601)	12,446

(Loss) / profit per share attributable to equity holders of the parent: (ii)
Basic		(145.92)	323.89
Diluted		(145.92) (iii)	319.12

(i)
Components of other comprehensive income have no impact on income tax.
(ii)
See note 28 to the Annual Consolidated Financial Statements as of June 30, 2024.
(iii)
Given that the result for the period showed losses, there is no diluted effect of such result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (iv)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2024	7,181	234	366,751	24,782	536,420	(11,556)	53,754	207,970	8,487	15,474	1,209,497	82,744	1,292,241
Net loss for the period	-	-	-	-	-	-	-	-	-	(105,646)	(105,646)	(3,389)	(109,035)
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(285)	-	(285)	(212)	(497)
Total comprehensive loss for the period	-	-	-	-	-	-	-	-	(285)	(105,646)	(105,931)	(3,601)	(109,532)
Repurchase of treasury shares (iii)	(115)	115	-	-	-	-	-	-	(15,686)	-	(15,686)	-	(15,686)
Warrants exercise (ii)	54	-	-	(1,362)	3,048	-	-	-	-	-	1,740	-	1,740
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	86	86
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	(3,332)	(3,332)
Changes in non-controlling interest	-	-	-	-	-	-	-	-	(5)	-	(5)	5	-
Balance as of September 30, 2024	7,120	349	366,751	23,420	539,468	(11,556)	53,754	207,970	(7,489)	(90,172)	1,089,615	75,902	1,165,517

(i) Includes ARS 28 of Inflation adjustment of treasury shares. See Note 17 to the Annual Consolidated Financial Statements as of June 30,2024.
(ii) As of September 30, 2024, the remaining warrants to exercise amount to 71,510,561. See Note 28 to these Financial Statements.
(iii) Related to the Shares Buyback Programs approved by the Board on July 11, 2024. As of September 30, 2024 the Company has bought 11,541,885 shares. See Note 28 to these Financial Statements.
(iv) Group´s other reserves for the period ended September 30, 2024 are comprised as follows:

	Cost of treasury shares	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2024	(30,145)	81,807	(3,269)	65,122	(105,028)	8,487
Other comprehensive loss for the period	-	-	(285)	-	-	(285)
Total comprehensive loss for the period	-	-	(285)	-	-	(285)
Repurchase of treasury shares	(15,686)	-	-	-	-	(15,686)
Changes in non-controlling interest	-	-	-	-	(5)	(5)
Balance as of September 30, 2024	(45,831)	81,807	(3,554)	65,122	(105,033)	(7,489)

(1) Includes revaluation surplus.

 The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.
 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Shares to issue	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2023	799	6,553	12	366,736	26,105	533,334	2,091	41,808	207,970	49,004	273,886	1,508,298	93,031	1,601,329
Net profit for the period	-	-	-	-	-	-	-	-	-	-	238,061	238,061	12,477	250,538
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(1,006)	-	(1,006)	(31)	(1,037)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	-	(1,006)	238,061	237,055	12,446	249,501
Repurchase of treasury shares	(132)	-	132	-	-	-	-	-	-	(5,384)	-	(5,384)	-	(5,384)
Warrants exercise	-	-	-	-	(21)	64	-	-	-	-	-	43	-	43
Issuance of shares	6,553	(6,553)	-	-	-	-	-	-	-	-	-	-	-	-
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	-	71	71
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	-	(4,669)	(4,669)
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-	(11)	-	(11)	-	(11)
Balance as of September 30, 2023	7,220	-	144	366,736	26,084	533,398	2,091	41,808	207,970	42,603	511,947	1,740,001	100,879	1,840,880

(i) Includes ARS 13 of Inflation adjustment of treasury shares. See Note 17 to the Annual Consolidated Financial Statements as of June 30,2024.
(ii) Group’s other reserves for the period ended September 30, 2023 are comprised as follows:

	Cost of treasury shares	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2023	(13,845)	37,431	787	129,616	(104,985)	49,004
Other comprehensive loss for the period	-	-	(1,006)	-	-	(1,006)
Total comprehensive loss for the period	-	-	(1,006)	-	-	(1,006)
Repurchase of treasury shares	(5,384)	-	-	-	-	(5,384)
Changes in non-controlling interest	-	-	-	-	(11)	(11)
Balance as of September 30, 2023	(19,229)	37,431	(219)	129,616	(104,996)	42,603

(1) Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Cash Flows
for the three-month periods ended September 30, 2024 and 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2024	09.30.2023
Operating activities:
Net cash generated from operating activities before income tax paid	15	49,800	36,478
Income tax paid		(1,989)	(3,501)
Net cash generated from operating activities		47,811	32,977
Investing activities:
Acquisition and improvements of investment properties		(13,872)	(4,172)
Proceeds from sales of investment properties		105	14,977
Acquisitions and improvements of property, plant and equipment		(1,247)	(760)
Proceeds from sales of property, plant and equipment		-	3
Acquisitions of intangible assets		(960)	(309)
Proceeds from sales of interest held in associates and joint ventures		2,433	26,179
Proceeds from derivative financial instruments		23	-
Acquisitions of investments in financial assets		(58,069)	(61,574)
Proceeds from disposal of investments in financial assets		47,229	45,899
Interest received from financial assets		3,494	1,267
Proceeds from loans granted to related parties		222	-
Increase of loans granted to related parties		-	(161)
Net cash (used in) / generated from investing activities		(20,642)	21,349
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		4,464	3,062
Payment of borrowings and non-convertible notes		(12,779)	(8,980)
Obtaining / (payments) of short term loans, net		13,370	(6,143)
Interests paid		(10,216)	(6,418)
Repurchase of non-convertible notes		(7,828)	-
Capital contributions from non-controlling interest in subsidiaries		86	71
Warrants exercise		1,740	43
Payment of lease liabilities		(763)	(151)
Repurchase of treasury shares		(15,686)	(5,384)
Net cash used in financing activities		(27,612)	(23,900)
Net (decrease) / increase in cash and cash equivalents		(443)	30,426
Cash and cash equivalents at the beginning of the period	13	31,730	36,391
Inflation adjustment of cash and cash equivalents		(68)	(1,900)
Foreign exchange (loss) / gain on cash and cash equivalents and unrealized fair value result for cash equivalents		(976)	1,830
Cash and cash equivalents at end of the period	13	30,243	66,747

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have been approved for issuance by the Board of Directors, on November 5, 2024.

IRSA was founded in 1943, and it has engaged in diverse real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

Cresud is our direct parent company, whose main shareholders are Inversiones Financieras del Sur S.A., Agroinvestment S.A. and Consultores Venture Capital Uruguay S.A., and whose final beneficiary is Eduardo Sergio Elsztain.

As of the end of these Consolidated Financial Statements, the Group owns 15 shopping malls, 5 office buildings, three hotels and an extensive land reserve for future mixed-use developments. Additionally, the Group holds a 29.50% interest in Banco Hipotecario S.A. (BHSA) (see note 7), which is a leading commercial bank in the provision of mortgaged loans in Argentina. BHSA's shares are listed on the BYMA.

The Group operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of 14 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Group also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

Likewise, the Group manages a 5 office buildings portfolio and has majority stakes in 3 luxury hotels including the Libertador and Intercontinental hotels in the Autonomous City of Buenos Aires and the exclusive Llao Llao resort, in the city of San Carlos de Bariloche, in southern Argentina. Additionally, the Group participates in the development of residential properties for sale, as well as in other investments.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2024 prepared in accordance with IFRS Accounting Standards issued by the IASB. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS Accounting Standards.

These financial statements for the interim periods of three months ended September 30, 2024 and 2023 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with Argentine Federation of Professional Councils in Economic Sciences (FACPCE) Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered.

The table below presents the index for the period between the last fiscal year and as of September 30, 2024, and for the 12-month period ending on the same date, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

	As of September 30, 2024 (three months)	As of September 30, 2024 (twelve months)
Price variation	12%	209%

As a consequence of the aforementioned, these Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2024 and their comparative information were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3.
Comparability of information

Balance items as of June 30, 2024 and September 30, 2023 presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods restated according to IAS 29 (See note 2.1).

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period from July through December, compared to the period from January through June.

IRSA Inversiones y Representaciones Sociedad Anónima

4.
Acquisitions and disposals

Significant acquisitions and disposals for the three-month period ended September 30, 2024 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2024, are detailed in Note 4 to the Annual Financial Statements.

1.
Zetol - Payment of installments for share purchase

On July 12, 2024, the payment of the installments for the purchase of shares in Zetol, corresponding to Towers 3 and 4, was completed for a total amount of USD 8.9 million, including units, parking spaces, and credits in favor of VAM and Zetol for Towers 1 and 2.

2.
Purchase of property adjacent to Alto Avellaneda shopping mall

On August 1, 2024, IRSA acquired a property adjacent to its Alto Avellaneda shopping mall, located at Gral. Güemes 861, Avellaneda, Province of Buenos Aires.

The property has a total area of 86,861 square meters and a built-up area of 32,660 square meters, with potential for future expansion.

The purchase price was set at USD 12.2 million, of which USD 9.2 million has already been paid, and the remaining USD 3 million will be settled upon the transfer of the title deed, which will be granted within 3 years from the signing of the preliminary sales agreement. The transaction includes the assignment to IRSA of the existing lease agreements until their original expiration and the signing of a new lease agreement with the supermarket for 3 years.

3.
Merger by absorption of IRSA and Centro de Entretenimiento La Plata S.A.

On September 11, 2024, IRSA and Centro de Entretenimiento La Plata S.A. (CELAP) Boards of Directors approved the prior merger agreement between both companies and the corresponding special financial statements as of June 30, 2024, initiating the corporate reorganization process under the terms of art. 82 et seq. of the General Law of Companies. The merger process has particular characteristics given that IRSA is included in the public offering regime, reason why, not only apply the current provisions of the General Law of Companies but also the procedures established regarding reorganization of companies of the Regulations of the “Comisión Nacional de Valores” (National Securities Commission) and the markets, both national and foreign, where its shares are listed.

The Merger was carried out in order to streamline the technical, administrative, operational and economic resources of both Companies.

On October 28, 2024, the Shareholders' Meetings of IRSA and CELAP were held, approving the merger by absorption, whose effective date was established on July 1, 2024. As of that date, the transfer to the absorbent of the totality of the equity of the absorbed company, thereby incorporating all its rights and obligations, assets and liabilities into the equity of the absorbing company.

Likewise, and in accordance with the prior merger agreement, there is no exchange ratio, since IRSA, in its capacity as the controlling company of CELAP with a 100% share, does not receive its own shares given that its holding in CELAP already it is incorporated into its equity.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

IRSA Inversiones y Representaciones Sociedad Anónima

From June 30, 2024 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost).

6.
Segment information

Segment information was prepared and classified according to the business in which the Group operates, they were described in Note 6 to the Annual Financial Statements.

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statements of Income and Other Comprehensive Income of the Group for the three-month periods ended September 30, 2024 and 2023:

	09.30.2024
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	72,495	(426)	17,804	-	89,873
Costs	(14,595)	42	(17,905)	-	(32,458)
Gross profit / (loss)	57,900	(384)	(101)	-	57,415
Net loss from fair value adjustment of investment properties	(225,633)	134	-	-	(225,499)
General and administrative expenses	(11,201)	65	-	31	(11,105)
Selling expenses	(4,377)	28	-	-	(4,349)
Other operating results, net	(4,059)	(3)	47	(31)	(4,046)
(Loss) / profit from operations	(187,370)	(160)	(54)	-	(187,584)
Share of profit of associates and joint ventures	7,927	235	-	-	8,162
Segment loss	(179,443)	75	(54)	-	(179,422)
Reportable assets	1,968,707	519	-	317,269	2,286,495
Reportable liabilities (i)	-	-	-	(1,120,978)	(1,120,978)
Net reportable assets	1,968,707	519	-	(803,709)	1,165,517

	09.30.2023
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	78,185	(448)	17,202	-	94,939
Costs	(13,370)	43	(17,567)	-	(30,894)
Gross profit / (loss)	64,815	(405)	(365)	-	64,045
Net gain / (loss) from fair value adjustment of investment properties	316,055	29	-	-	316,084
General and administrative expenses	1,060	58	-	148	1,266
Selling expenses	(5,018)	43	-	-	(4,975)
Other operating results, net	(1,300)	(3)	173	(148)	(1,278)
Profit / (loss) from operations	375,612	(278)	(192)	-	375,142
Share of profit of associates and joint ventures	6,427	423	-	-	6,850
Segment profit / (loss)	382,039	145	(192)	-	381,992
Reportable assets	2,909,481	225	-	369,918	3,279,624
Reportable liabilities (i)	-	-	-	(1,438,728)	(1,438,728)
Net reportable assets	2,909,481	225	-	(1,068,810)	1,840,896

(1) Represents the equity value of joint ventures that were proportionately consolidated for segment information.
(2) Includes amounts pertaining to building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). Includes deferred income tax assets, income tax credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements.

(i) The CODM focuses its review on reportable assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the segments from the Group for the three-month periods ended September 30, 2024 and 2023:

	09.30.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	51,841	4,101	1,462	13,822	1,269	72,495
Costs	(3,665)	(287)	(1,382)	(8,445)	(816)	(14,595)
Gross profit	48,176	3,814	80	5,377	453	57,900
Net loss from fair value adjustment of investment properties	(5,574)	(67,743)	(152,130)	-	(186)	(225,633)
General and administrative expenses	(5,074)	(418)	(1,980)	(2,452)	(1,277)	(11,201)
Selling expenses	(2,471)	(96)	(421)	(1,055)	(334)	(4,377)
Other operating results, net	(73)	(65)	(6,860)	(54)	2,993	(4,059)
Profit / (loss) from operations	34,984	(64,508)	(161,311)	1,816	1,649	(187,370)
Share of profit of associates and joint ventures	-	-	-	-	7,927	7,927
Segment profit / (loss)	34,984	(64,508)	(161,311)	1,816	9,576	(179,443)

Investment properties and trading properties	776,243	268,025	677,282	-	2,212	1,723,762
Investment in associates and joint ventures	-	-	-	-	145,977	145,977
Other operating assets	3,715	388	53,620	35,629	5,616	98,968
Reportable assets	779,958	268,413	730,902	35,629	153,805	1,968,707

	09.30.2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	52,994	4,895	810	18,500	986	78,185
Costs	(3,087)	(303)	(664)	(8,488)	(828)	(13,370)
Gross profit	49,907	4,592	146	10,012	158	64,815
Net (loss) / gain from fair value adjustment of investment properties	(7,697)	99,430	224,659	-	(337)	316,055
General and administrative expenses	(5,958)	(491)	(2,370)	(2,858)	12,737	1,060
Selling expenses	(2,648)	(114)	(720)	(1,335)	(201)	(5,018)
Other operating results, net	(612)	(83)	(1,897)	(142)	1,434	(1,300)
Profit from operations	32,992	103,334	219,818	5,677	13,791	375,612
Share of profit of associates and joint ventures	-	-	-	-	6,427	6,427
Segment profit	32,992	103,334	219,818	5,677	20,218	382,039

Investment properties and trading properties	771,869	574,036	1,359,042	-	3,027	2,707,974
Investment in associates and joint ventures	-	-	-	-	126,264	126,264
Other operating assets	2,759	426	29,973	36,039	6,046	75,243
Reportable assets	774,628	574,462	1,389,015	36,039	135,337	2,909,481

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the three-month period ended September 30, 2024 and for the year ended June 30, 2024 were as follows:

	09.30.2024	06.30.2024
Beginning of the period / year	145,049	154,441
Sale of interest in associates and joint ventures (i)	(1,487)	(29,373)
Capital contributions	28	-
Share of profit	8,162	38,166
Currency translation adjustment	77	(93)
Dividends (Note 25)	(311)	(18,092)
End of the period / year (ii)	151,518	145,049

(i)
As of June 30, 2024, mainly corresponds to the sale of interest in Quality Invest S.A. and GCDI S.A.
(ii)
As of June 30, 2024 includes ARS (17) reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 18).

IRSA Inversiones y Representaciones Sociedad Anónima

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
Name of the entity	09.30.2024	06.30.2024	09.30.2024	06.30.2024	09.30.2024	09.30.2023
Associates and joint ventures
New Lipstick	49.96%	49.96%	1,147	1,211	(64)	9
BHSA	29.50%	29.89%	119,291	116,381	4,398	6,081
BACS (1)	56.34%	56.35%	8,432	8,520	(88)	387
Nuevo Puerto Santa Fe	50.00%	50.00%	4,918	4,990	240	432
La Rural SA	50.00%	50.00%	14,972	11,906	3,065	1,378
GCDI	27.39%	27.39%	2,135	1,442	692	(1,376)
Other joint ventures	N/A	N/A	623	599	(4)	215
Total associates and joint ventures			151,518	145,049	8,239	7,126

Below is additional information about the Group’s main investments in associates and joint ventures:

				Latest financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	(Loss) / profit for the period	Shareholders’ equity
Associates and joint ventures
New Lipstick	USA	Real estate	23,631,037	(*) 47	(*) (1)	(*) (48)
BHSA	Argentina	Financial	442,469,223	(**) 1,500	(**) 14,909	(**) 394,755
BACS (1)	Argentina	Financial	33,125,751	(**) 88	(**) (235)	(**) 22,352
Nuevo Puerto Santa Fe	Argentina	Real estate	138,750	28	481	9,374
La Rural SA	Argentina	Organization of events	714,998	1	6,196	29,621
GCDI	Argentina	Real estate	250,729,447	915	2,023	7,792

(1)
BHSA owns a 62.28% stake in BACS.

(*)
Amounts in millions of US Dollars under US GAAP.
(**)
Information as of September 30, 2024 according to IFRS.

Puerto Retiro and La Rural (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

Arcos del Gourmet S.A. (“Arcos” or “AGSA”)

There have been no changes to what was informed in Note 7 to the Annual Financial Statements

8.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2024 and for the year ended June 30, 2024 were as follows:

	09.30.2024		06.30.2024
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the period / year	1,165,804	743,515	1,637,680	736,980
Additions	12,880	4,037	5,000	9,973
Capitalized leasing costs	-	38	18	240
Amortization of capitalized leasing costs (i)	(25)	(52)	(151)	(198)
Transfers	(198)	(2,721)	(30,742)	(7)
Disposals	(117)	(14)	(56,342)	-
Currency translation adjustment	(42)	-	(9)	-
Net (loss) / gain from fair value adjustment (ii)	(227,633)	2,134	(389,650)	(3,473)
Fair value at the end of the period / year	950,669	746,937	1,165,804	743,515

(i)
Amortization charges of capitalized leasing costs were recognized in "Costs" in the Statement of Income and Other Comprehensive Income (Note 21).
(ii)
For the three-month period ended September 30, 2024, the net loss from fair value adjustment of investment properties was ARS 225,499. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

IRSA Inversiones y Representaciones Sociedad Anónima

Level 2:

a)
The value of our office buildings and other rental properties measured in real terms decreased by 18.47% during the three-month period ended as of September 30, 2024, due to the variation of the implicit exchange rate which was well below inflation. Likewise, there is an impact for the sales of the period.

Level 3:

b)
gain of ARS 26,824 as a consequence of the variation in the projected income growth rate increase and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls.
c)
positive impact of ARS 45,164 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
d)
a decrease of 16 basis points in the discount rate used for cash flows and a decrease of 26 basis points in the discount rate used for perpetuity, mainly due to a decrease in the country-risk rate component and risk-free rate of the WACC discount rate used to discount the cash flow, which led to an increase in the value of the shopping malls of ARS 11,877.

Additionally, due to the impact of the inflation adjustment, ARS 83,217 were reclassified for shopping malls from “Net (loss) / gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.

The following is the balance by type of investment property of the Group for the three-month period ended September 30, 2024 and for the year ended June 30, 2024:

	09.30.2024	06.30.2024
Shopping Malls (i)	766,567	769,201
Offices and other rental properties	301,820	376,509
Undeveloped parcels of land	627,082	761,307
Properties under development	523	523
Others	1,614	1,779
Total	1,697,606	1,909,319

(i) Includes parking spaces.

The following amounts have been recognized in the Statements of Income and Other Comprehensive Income:

	09.30.2024	09.30.2023
Revenues (Note 20)	75,000	76,345
Direct operating costs	(22,964)	(21,896)
Development costs	(512)	(349)
Net realized gain from fair value adjustment of investment properties (i)	11	7,203
Net unrealized (loss) / gain from fair value adjustment of investment properties (ii)	(225,510)	308,881

(i) As of September 30, 2024 corresponds (ARS 5) to the realized result from fair value adjustment for the period ((ARS 5) for the sale of parking spaces in Libertador 498) and ARS 16 for realized result from fair value adjustment made in previous years (ARS 16 for the sale of parking spaces in Libertador 498). As of September 30, 2023 corresponds (ARS 9,148) to the realized result from fair value adjustment for the period ((ARS 1,861) for the sale of floors in the “261 Della Paolera” building and (ARS 7,287) for the sale of Maple Building) and ARS 16,351 for realized result from fair value adjustment made in previous years (ARS 8,202 for the sale of floors in the “261 Della Paolera” building, ARS 130 for the sale of parking spaces in Libertador 498 and ARS 8,019 for the sale of Maple Building).
(ii) Includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. This was generated in accordance with what is described in the section named "valuation techniques" in Note 9 to the Annual Consolidated Financial Statements as of June 30, 2024, mainly affected by the macroeconomic effects of inflation and changes in the reference exchange rates mentioned therein.

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques.

IRSA Inversiones y Representaciones Sociedad Anónima

Ramblas del Plata (former Costa Urbana) - Costanera Sur, Buenos Aires City

On December 21, 2021, it was published the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by the Company since 1997, previously known as "Solares de Santa María", located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Standard, designated: "U73 - Public Park and Costa Urbana Urbanization", which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

The Company will have a construction capacity of 866,806 sqm, which will drive growth for the coming years through the development of mixed-use projects.

IRSA agreed to give in 50.8 hectares for public use, which represents approximately 71% of the total area of the property to the development of public green spaces, pedestrian streets, roadways and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund (FODUS, by its acronym in Spanish) and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, and the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) which have already been paid.

Likewise, IRSA will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

On March 2023, Mensura was approved with a proposal for subdivision, fractioning, transfer of streets and public space. On November 15, 2023 the 3 plots were deeded in favor of the Government of the Autonomous City of Buenos Aires as well as the Public Park lot, and the 61 IRSA´s lots were created, receiving the parcel ballots corresponding to those 61 private plots on May 22, 2024.

As of September 30, 2024, the Construction Management was already hired and in the bidding process for Infrastructure Works for the start of works of Stage I (which includes the first stage of the public park that includes the central bay sector). As of the date of issuance of these Unaudited Condensed Interim Consolidated Financial Statements, the Certificate of Environmental Aptitude of Stagge I has already been obtained after the Environmental Public Hearing and begin the works for Stage 1.

“Ramblas del Plata” will change the landscape of Buenos Aires City, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

IRSA Inversiones y Representaciones Sociedad Anónima

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2024 and for the year ended June 30, 2024 were as follows:

	Buildings and facilities	Machinery and equipment	Others (i)	09.30.2024	06.30.2024
Costs	97,206	39,480	9,217	145,903	142,180
Accumulated depreciation	(60,098)	(37,554)	(7,258)	(104,910)	(99,903)
Net book amount at the beginning of the period / year	37,108	1,926	1,959	40,993	42,277
Additions	1,009	120	118	1,247	3,731
Disposals	-	-	-	-	(13)
Currency translation adjustment	-	-	(4)	(4)	(6)
Transfers	-	1,010	-	1,010	11
Depreciation charges (ii)	(905)	(256)	(97)	(1,258)	(5,007)
Balances at the end of the period / year	37,212	2,800	1,976	41,988	40,993
Costs	98,215	40,610	9,331	148,156	145,903
Accumulated depreciation	(61,003)	(37,810)	(7,355)	(106,168)	(104,910)
Net book amount at the end of the period / year	37,212	2,800	1,976	41,988	40,993

(i)
Includes furniture and fixtures and vehicles.
(ii)
As of September 30, 2024, depreciation charges of property, plant and equipment were recognized as follows: ARS 925 in "Costs", ARS 331 in "General and administrative expenses" and ARS 2 in "Selling expenses", respectively in the Statement of Income and Other Comprehensive Income (Note 21).

10.
Trading properties

Changes in the Group’s trading properties for the three-month period ended September 30, 2024 and for the year ended June 30, 2024 were as follows:

	Completed properties	Properties under development	Undeveloped sites	09.30.2024	06.30.2024
Beginning of the period / year	2,394	10,034	9,936	22,364	25,742
Additions	-	230	163	393	1,020
Currency translation adjustment	-	(919)	-	(919)	(1,190)
Disposals	-	(431)	(4)	(435)	(3,208)
End of the period / year	2,394	8,914	10,095	21,403	22,364
Non-current				20,820	21,903
Current				583	461
Total				21,403	22,364

IRSA Inversiones y Representaciones Sociedad Anónima

11.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2024 and for the year ended June 30, 2024 were as follows:

	Goodwill	Information systems and software	Future units to be received from barters and others	09.30.2024	06.30.2024
Costs	2,000	13,038	74,243	89,281	49,139
Accumulated amortization	-	(12,172)	(4,682)	(16,854)	(16,039)
Net book amount at the beginning of the period / year	2,000	866	69,561	72,427	33,100
Additions	-	960	-	960	9,671
Disposals	-	-	(125)	(125)	(266)
Impairment	-	-	(7,002)	(7,002)	-
Transfers	-	1,909	-	1,909	30,737
Amortization charges (i)	-	(264)	(11)	(275)	(815)
Balances at the end of the period / year	2,000	3,471	62,423	67,894	72,427
Costs	2,000	15,907	67,116	85,023	89,281
Accumulated amortization	-	(12,436)	(4,693)	(17,129)	(16,854)
Net book amount at the end of the period / year	2,000	3,471	62,423	67,894	72,427

(i)
As of September 30, 2024, amortization charges were recognized in the amount of ARS 247 in "Costs", ARS 26 in "General and administrative expenses" and ARS 2 in "Selling expenses", in the Statement of Income and Other Comprehensive Income (Note 21).

12.
Right-of-use assets and lease liabilities

The Group’s right-of-use assets as of September 30, 2024 and June 30, 2024 are the following:

	09.30.2024	06.30.2024
Offices, shopping malls and other rental properties	2,188	2,316
Convention center	3,924	9,656
Total Right-of-use assets	6,112	11,972
Non-current	6,112	11,972
Total	6,112	11,972

The depreciation charge of the right-of use-assets is detailed below:

	09.30.2024	09.30.2023
Offices, shopping malls and other rental properties	128	109
Convention center	244	163
Total depreciation of right-of-use assets (i)	372	272

(i)
As of September 30, 2024, amortization charges were recognized as follows: ARS 253 in "Costs", ARS 21 in "General and administrative expenses" and ARS 98 in "Selling expenses", respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

The Group’s lease liabilities as of September 30, 2024 and June 30, 2024 are the following:

	09.30.2024	06.30.2024
Offices, shopping malls and other rental properties	2,013	2,218
Convention center	2,074	10,059
Total lease liabilities	4,087	12,277
Non-current	3,280	10,157
Current	807	2,120
Total	4,087	12,277

13.
Financial instruments by category

This note presents the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 14 to the Annual Financial Statements. Financial assets and financial liabilities as of September 30, 2024 are the following:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 3
September 30, 2024
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	86,206	-	-	86,206	21,738	107,944
Investments in financial assets:
- Public companies’ securities	-	17,684	-	17,684	-	17,684
- Mutual funds	-	77,407	-	77,407	-	77,407
- Bonds	-	54,288	-	54,288	-	54,288
- Others	3,715	5,028	-	8,743	-	8,743
Derivative financial instruments:
- Options on companies	60	-	-	60	-	60
- Bond futures	-	63	-	63	-	63
- Warrants	-	-	14	14	-	14
Cash and cash equivalents:
- Cash at bank and on hand	19,778	-	-	19,778	-	19,778
- Short-term investments	6,905	3,560	-	10,465	-	10,465
Total assets	116,664	158,030	14	274,708	21,738	296,446

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 3
September 30, 2024
Liabilities as per Statements of Financial Position
Trade and other payables (Note 16)	46,892	-	-	46,892	80,307	127,199
Borrowings (Note 17)	380,395	-	-	380,395	-	380,395
Total liabilities	427,287	-	-	427,287	80,307	507,594

IRSA Inversiones y Representaciones Sociedad Anónima

Financial assets and financial liabilities as of June 30, 2024 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 3
June 30, 2024
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	100,871	-	-	100,871	26,366	127,237
Investments in financial assets:
- Public companies’ securities	-	19,691	-	19,691	-	19,691
- Mutual funds	-	68,614	-	68,614	-	68,614
- Bonds	-	46,968	-	46,968	-	46,968
- Others	6,186	5,242	28	11,456	-	11,456
Derivative financial instruments
- Options on companies	63	-	-	63	-	63
Cash and cash equivalents:
- Cash at bank and on hand	22,991	-	-	22,991	-	22,991
- Short term investments	-	8,739	-	8,739	-	8,739
Total assets	130,111	149,254	28	279,393	26,366	305,759

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 3
June 30, 2024
Liabilities as per Statements of Financial Position
Trade and other payables (Note 16)	41,151	-	-	41,151	83,319	124,470
Borrowings (Note 17)	411,245	-	-	411,245	-	411,245
Derivative financial instruments:
- Bond futures	-	4	-	4	-	4
Total liabilities	452,396	4	-	452,400	83,319	535,719

As of September 30, 2024, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 3 instruments, details of which may be obtained from the following table. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Purchase option - Warrant (Others)	Black & Scholes with dilution	Underlying asset price and volatility	Level 3	-

IRSA Inversiones y Representaciones Sociedad Anónima

14.
Trade and other receivables

Group’s trade and other receivables as of September 30, 2024 and June 30, 2024 are as follows:

	09.30.2024	06.30.2024
Sale, leases and services receivables	40,775	48,492
Less: Allowance for doubtful accounts	(3,161)	(3,450)
Total trade receivables	37,614	45,042
Borrowings, deposits and others	44,038	45,072
Advances to suppliers	10,953	10,453
Tax receivables	5,630	5,526
Prepaid expenses	2,900	2,789
Long-term incentive plan	1	1
Dividends receivable	-	5,305
Others	3,647	9,599
Total other receivables	67,169	78,745
Total trade and other receivables	104,783	123,787
Non-current	29,252	38,345
Current	75,531	85,442
Total	104,783	123,787

Movements on the Group’s allowance for doubtful accounts were as follows:

	09.30.2024	06.30.2024
Beginning of the period / year	3,450	4,974
Additions (i)	215	943
Recovery (i)	(128)	(238)
Exchange rate differences	135	3,359
Receivables written off during the period/year as uncollectible	(135)	(12)
Inflation adjustment	(376)	(5,576)
End of the period / year	3,161	3,450

(i)
Additions and recovery of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 21).

15.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2024 and 2023:

	Note	09.30.2024	09.30.2023
(Loss) / profit for the period		(109,035)	250,538
Adjustments for:
Income tax	19	(55,373)	132,715
Amortization and depreciation	21	1,982	1,776
Loss from disposal of property, plant and equipment	23	-	4
Net loss / (gain) from fair value adjustment of investment properties	8	225,499	(316,084)
Gain from lease modification		(1,555)	-
Impairment of intangible assets		7,002	-
(Gain) / loss from disposal of associates and joint ventures	23	(946)	1,725
Gain on sale of trading properties		(493)	(80)
Financial results, net		(17,091)	(8,331)
Provisions and allowances		3,051	(9,173)
Share of profit of associates and joint ventures	8	(8,162)	(6,850)
Changes in operating assets and liabilities:
Increase in inventories		(6)	(275)
Decrease / (increase) in trading properties		221	(62)
Decrease in trade and other receivables		11,107	9,474
Decrease in trade and other payables		(3,955)	(14,060)
Decrease in salaries and social security liabilities		(2,379)	(4,555)
Decrease in provisions		(67)	(284)
Net cash generated by operating activities before income tax paid		49,800	36,478

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents a detail of significant non-cash transactions occurred in the three-month periods ended September 30, 2024 and 2023:

	09.30.2024	09.30.2023
Increase of investments in financial assets through a decrease of investments in associates and joint ventures	311	-
Other comprehensive loss for the period	497	1,037
Decrease in investment properties through an increase in property, plant and equipment	1,010	12
Decrease in Shareholders’ Equity through a decrease in trade and other receivables	-	4,669
Increase in right-of-use assets through an increase in lease liabilities	-	915
Decrease in Shareholders’ Equity through an increase in trade and other payables	3,332	-
Barter transactions of investment properties	14	698
Decrease in investment properties through an increase in trade and other receivables	-	2,793
Decrease in investments in associates and joint ventures through an increase in trade and other receivables	-	2,012
Increase in intangible assets through a decrease in investment properties	1,909	-
Decrease in borrowings through an increase in trade and other payables	2,654	-
Increase in investments in associates and joint ventures through an increase in trade and other payables	28	-
Increase in investment properties through an increase in trade and other payables	3,069	-
Decrease in right-of-use assets through a decrease in lease liabilities	5,487	-
Decrease of investment in financial assets through an increase in derivative financial instruments	28	-

16.
Trade and other payables

Group’s trade and other payables as of September 30, 2024 and June 30, 2024 were as follows:

	09.30.2024	06.30.2024
Customers´ advances (*)	40,571	43,539
Trade payables	15,537	10,608
Accrued invoices	8,139	8,728
Admission fees (*)	32,797	32,977
Other income to be accrued	511	530
Tenant deposits	525	542
Total trade payables	98,080	96,924
Taxes payable	6,428	6,273
Other payables	22,691	21,273
Total other payables	29,119	27,546
Total trade and other payables	127,199	124,470
Non-current	41,314	42,965
Current	85,885	81,505
Total	127,199	124,470

(*) Mainly, corresponds to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

17.
Borrowings

The breakdown of the Group’s borrowings as of September 30, 2024 and June 30, 2024 was as follows:

	Book value		Fair value
	09.30.2024	06.30.2024	09.30.2024	06.30.2024
Non-convertible notes	333,616	368,135	338,481	347,346
Bank loans and others	4,140	7,365	4,140	7,365
Bank overdrafts	38,761	28,813	38,761	28,813
Other borrowings	1,883	4,840	1,883	4,840
Loans with non-controlling interests	1,995	2,092	1,995	2,092
Total borrowings	380,395	411,245	385,260	390,456
Non-current	170,404	207,834
Current	209,991	203,411
Total	380,395	411,245

IRSA Inversiones y Representaciones Sociedad Anónima

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (iii)	Investments in associates and joint ventures (ii)	09.30.2024	06.30.2024
Beginning of the period / year	27,683	17	27,700	28,175
Additions (i)	1,125	-	1,125	7,589
Share of loss of associates	-	12	12	12
Recovery (i)	(301)	(29)	(330)	(84)
Used during the period / year	(67)	-	(67)	(690)
Inflation adjustment	(1,477)	-	(1,477)	(7,302)
End of the period / year	26,963	-	26,963	27,700
Non-current			23,287	23,569
Current			3,676	4,131
Total			26,963	27,700

(i) Additions and recovery of legal claims are included in "Other operating results, net".
(ii) Corresponds to investments in Puerto Retiro, a joint venture with negative equity.
(iii) Includes the provision for the IDBD demand.

IDBD

The Group lost control of IDBD on September 25, 2020.

On September 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conduct an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million, plus interest and costs.

On January 30, 2023, a copy of the lawsuit was sent to us and we evaluated the legal defense alternatives for the company's interests. Throughout the year 2023 and up to the present date, the legal process has continued as usual, and the Company has responded to all requests made to it.

On January 17, 2024, the Court dismissed the request for asset injunction and embargo on IRSA requested by IDBD. A hearing date has been set in the file dealing with the appeal of jurisdiction and the notification of the lawsuit. A hearing date has also been set in the main claim file, which is currently in the evidentiary stage.

On April 9, 2024, the Court rejected the appeal filed by IRSA regarding the applicable jurisdiction and the form of notification of the claim, ordering that IRSA and Dolphin pay IDBD the sum of NIS 25,000 as expenses. The Court's decision was appealed to the Supreme Court on June 16, 2024 and on June 18, 2024, the Supreme Court refused to address the issue raised.

IRSA Inversiones y Representaciones Sociedad Anónima

September 15, 2024 has been set as the deadline for IDBD, IRSA and Dolphin to report to the Court the status of the documentation exchange process. In this process, the parties show each other the requested documentation as part of the evidentiary stage. In a preliminary hearing the parties discussed document requests and agreed to attempt to reach a consensus on the facts of the case. In that hearing, the parties were given until October to present witnesses.

The company is discussing the origin of the claim in terms of its passive legitimacy and, subsidiarily, refuting the substantive arguments raised by IDBD. Notwithstanding this, based on the analysis of the Company's lawyers based on the actions carried out to date, an accounting provision related to this claim has been recorded under the applicable accounting standards. As of the issuance date of these condensed interim financial statements, the legal process is still ongoing.

19.
Taxes

The details of the Group’s income tax, is as follows:

	09.30.2024	09.30.2023
Current income tax	(19,953)	(4,397)
Deferred income tax	75,326	(128,318)
Income tax	55,373	(132,715)

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the three-month periods ended September 30, 2024 and 2023:

	09.30.2024	09.30.2023
Loss / (profit) for the period at tax rate applicable in the respective countries	56,036	(135,302)
Permanent differences:
Share of profit of associates and joint ventures	3,760	3,927
Provision of tax loss carry forwards	507	(402)
Accounting Inflation adjustment permanent difference	4,134	(4,623)
Difference between provision and tax return	(2)	4,737
Non-taxable profit, non-deductible expenses and others	(3,117)	(4,531)
Tax inflation adjustment permanent difference	(5,945)	3,479
Income tax	55,373	(132,715)

The gross movement in the deferred income tax account is as follows:

	09.30.2024	06.30.2024
Beginning of period / year	(621,729)	(686,695)
Deferred income tax charge	75,326	64,966
End of period / year	(546,403)	(621,729)
Deferred income tax assets	5,201	6,834
Deferred income tax liabilities	(551,604)	(628,563)
Deferred income tax liabilities, net	(546,403)	(621,729)

IRSA Inversiones y Representaciones Sociedad Anónima

20.
Revenues

	09.30.2024	09.30.2023
Base rent	34,337	28,900
Contingent rent	11,923	20,333
Admission rights	5,016	4,598
Parking fees	2,929	2,859
Commissions	1,743	677
Property management fees	498	463
Others	688	573
Averaging of scheduled rent escalation	62	740
Rentals and services income	57,196	59,143
Revenue from hotels operation and tourism services	13,820	18,482
Sale of trading properties	1,053	112
Total revenues from sales, rentals and services	72,069	77,737
Expenses and collective promotion fund	17,804	17,202
Total revenues from expenses and collective promotion funds	17,804	17,202
Total Group’s revenues	89,873	94,939

21.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	09.30.2024	09.30.2023
Cost of sale of goods and services	1,807	-	-	1,807	1,558
Salaries, social security costs and other personnel expenses	11,926	4,947	639	17,512	17,305
Depreciation and amortization	1,502	378	102	1,982	1,776
Fees and payments for services	1,160	1,399	361	2,920	3,087
Maintenance, security, cleaning, repairs and others	10,131	1,075	15	11,221	10,664
Advertising and other selling expenses	2,632	10	929	3,571	4,610
Taxes, rates and contributions	2,105	529	2,171	4,805	5,043
Director´s fees (Note 25) (i)	-	2,140	-	2,140	(11,387)
Leases and service charges	434	142	6	582	364
Allowance for doubtful accounts, net	-	-	87	87	167
Other expenses	761	485	39	1,285	1,416
Total as of September 30, 2024	32,458	11,105	4,349	47,912	-
Total as of September 30, 2023	30,894	(1,266)	4,975	-	34,603

(i) On 5 October 2023, fees to the Board of Directors were approved at the General Ordinary and Extraordinary Shareholders' Meeting for ARS 9,050 (nominal values). The Board of Directors of the Company had proposed Director´s fees for ARS 13,500 (nominal values) and accordingly made provision for such amount in the Annual Consolidated Financial Statements as of June 30, 2023, issued on September 5, 2023, and submitted to the CNV. During the period ended September 30, 2023, with the final approval of said fee, the Company proceeded to recover the excess in the provision restated at the end of the period, with a balancing entry in the line that gave rise to it.

22.
Costs

	09.30.2024	09.30.2023
Inventories at the beginning of the period	23,575	27,118
Purchases and expenses	32,827	30,885
Currency translation adjustment	(919)	(226)
Disposals	(435)	(31)
Inventories at the end of the period	(22,590)	(26,852)
Total costs	32,458	30,894

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents the composition of the Group’s inventories as of September 30, 2024 and June 30, 2024:

	09.30.2024	06.30.2024
Real estate	21,403	22,364
Others	1,187	1,211
Total inventories at the end of the period (*)	22,590	23,575

(*) Inventories include trading properties and inventories.

23.
Other operating results, net

	09.30.2024	09.30.2023
Donations	(164)	(102)
Share of (gain) / loss from disposal of associates and joint ventures	946	(1,725)
Lawsuits and other contingencies	(824)	(2,047)
Administration fees	140	104
Interest and allowances generated by operating credits	239	936
Loss from disposal of property, plant and equipment	-	(4)
Impairment of intangible assets	(7,002)	-
Others	2,619	1,560
Total other operating results, net	(4,046)	(1,278)

24.
Financial results, net

	09.30.2024	09.30.2023
Finance income:
- Interest income	722	1,169
Total finance income	722	1,169
Finance costs:
- Interest expenses	(10,904)	(11,432)
- Other finance costs	(740)	(1,304)
Total finance costs	(11,644)	(12,736)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	7,232	895
- Exchange rate differences, net	14,324	(12,384)
- Gain / (loss) from repurchase of non-convertible notes	27	(97)
- Gain / (loss) from derivative financial instruments, net	108	(25)
- Other financial results	-	4,323
Total other financial results	21,691	(7,288)
- Inflation adjustment	4,245	20,116
Total financial results, net	15,014	1,261

25.
Related party transactions

The following is a summary of the balances with related parties as of September 30, 2024 and June 30, 2024:

Item	09.30.2024	06.30.2024
Trade and other receivables	25,371	31,685
Investments in financial assets	4,480	4,717
Borrowings	(818)	(874)
Trade and other payables	(21,349)	(19,176)
Total	7,684	16,352

IRSA Inversiones y Representaciones Sociedad Anónima

Related party	09.30.2024	06.30.2024	Description of transaction	Item
New Lipstick LLC	235	248	Reimbursement of expenses receivable	Trade and other receivable
Comparaencasa Ltd.	2,111	2,223	Other investments	Investments in financial assets
	272	279	Loans granted	Trade and other receivable
Banco Hipotecario S.A.	42	43	Leases and/or rights of use receivable	Trade and other receivable
	-	5,305	Dividends receivable	Trade and other receivable
La Rural S.A.	2,031	1,542	Canon	Trade and other receivable
	(1)	(2)	Others	Trade and other payables
	3	18	Others	Trade and other receivable
	(1)	-	Leases and/or rights of use payable	Trade and other payables
Other associates and joint ventures (1)	(539)	(586)	Loans obtained	Borrowings
	(28)	-	Irrevocable contributions pending integration	Trade and other payables
	101	33	Management Fee	Trade and other receivable
	(13)	(24)	Others	Trade and other payables
	11	12	Others	Trade and other receivable
	1	1	Share based payments	Trade and other payables
	12	12	Loans granted	Trade and other receivable
Total associates and joint ventures	4,237	9,104
Cresud	18	626	Reimbursement of expenses receivable	Trade and other receivable
	(3,391)	(2,378)	Corporate services payable	Trade and other payables
	454	476	Non-convertible notes	Investments in financial assets
	(3)	(3)	Share based payments	Trade and other payables
Total parent company	(2,922)	(1,279)
Futuros y Opciones S.A.	8	5	Others	Trade and other receivable
Helmir S.A.	(279)	(288)	Non-convertible notes	Borrowings
Total subsidiaries of parent company	(271)	(283)
Directors	(7,472)	(6,252)	Fees for services received	Trade and other payables
Galerias Pacifico	3,474	3,643	Loans granted	Trade and other receivable
	2	3	Others	Trade and other payables
Rundel Global LTD	1,915	2,018	Other investments	Investments in financial assets
Yad Levim LTD	19,088	19,816	Loans granted	Trade and other receivable
Sociedad Rural Argentina S.A.	(10,267)	(10,332)	Others	Trade and other payables
Others	(34)	(53)	Leases and/or rights of use receivable	Trade and other payables
	48	35	Others	Trade and other receivable
	(140)	(133)	Others	Trade and other payables
	26	65	Reimbursement of expenses receivable	Trade and other receivable
Total directors and others	6,640	8,810
Total at the end of the period / year	7,684	16,352

(1)
Includes Avenida Compras S.A., Avenida Inc., BHN Vida S.A., Puerto Retiro S.A., Cyrsa S.A. (in liquidation) and Nuevo Puerto Santa Fe S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the three-month periods ended September 30, 2024 and 2023:

Related party	09.30.2024	09.30.2023	Description of transaction
BHN Vida S.A	-	(11)	Leases and/or rights of use
BHN Seguros Generales S.A.	-	(4)	Leases and/or rights of use
Comparaencasa Ltd.	(115)	133	Financial operations
Other associates and joint ventures (1)	12	34	Financial operations
	(1)	(28)	Leases and/or rights of use
	117	87	Corporate services
Total associates and joint ventures	13	211
Cresud	15	39	Leases and/or rights of use
	(2,664)	(3,050)	Corporate services
	(7)	43	Financial operations
Total parent company	(2,656)	(2,968)
Helmir	6	(12)	Financial operations
Total subsidiaries of parent company	6	(12)
Directors (2)	(2,140)	11,387	Fees and remunerations
Senior Management	(159)	(167)	Fees and remunerations
Rundel Globa LTD	-	921	Financial operations
Yad Leviim LTD	286	235	Financial operations
Sociedad Rural Argentina S.A.	677	(170)	Financial operations
Others	23	15	Corporate services
	(52)	(37)	Leases and/or rights of use
	(416)	(3)	Financial operations
	(137)	(93)	Donations
	(275)	(340)	Fees and remuneration
	(104)	(148)	Legal services
Total others	(2,297)	11,600
Total at the end of the period	(4,934)	8,831

(1)
Includes Avenida Inc., Banco Hipotecario S.A., Cyrsa S.A. (in liquidation), BHN Sociedad de Inversión S.A., La Rural S.A., Nuevo Puerto Santa Fe S.A. and Quality Invest S.A.
(2)
See Note 21 these Financial Statements.

The following is a summary of the transactions with related parties for the three-month periods ended September 30, 2024 and 2023:

Related party	09.30.2024	09.30.2023	Description of the operation
Banco Hipotecario S.A.	(1,487)	-	Sale of shares
Quality Invest S.A.	-	(29,111)	Sale of shares
Total sale of shares	(1,487)	(29,111)
Puerto Retiro S.A.	(28)	-	Irrevocable contributions
Total irrevocable contributions	(28)	-
Nuevo Puerto Santa Fe S.A.	311	494	Dividends received
Total dividends received	311	494

IRSA Inversiones y Representaciones Sociedad Anónima

26.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Investment in associates	Note 7 Investments in associates and joint ventures
Exhibit D - Other investments	Note 13 Financial instruments by category
Exhibit E - Provisions and allowances	Note 14 Trade and other receivables and Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 22 Costs
Exhibit G - Foreign currency assets and liabilities	Note 27 Foreign currency assets and liabilities

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount	Peso exchange rate (2)	09.30.2024	06.30.2024
Assets
Trade and other receivables
US Dollar	19.75	967.50	19,112	26,849
Euros	0.01	1,078.09	11	11
Uruguayan pesos	0.04	23.34	1	-
Receivables with related parties:
US Dollar	20.24	970.50	19,647	20,400
Total trade and other receivables			38,771	47,260
Investments in financial assets
US Dollar	90.10	967.50	87,170	94,744
Pounds	0.72	1,295.58	934	905
New Israel Shekel	4.29	260.32	1,118	1,046
Investments with related parties:
US Dollar	2.64	970.50	2,565	2,700
Total investments in financial assets			91,787	99,395
Derivative financial instruments
US Dollar	0.08	967.50	77	-
Total Derivative financial instruments			77	-
Cash and cash equivalents
US Dollar	24.19	967.50	23,402	20,274
Uruguayan pesos	0.04	23.34	1	13
Pounds	-	1,295.58	3	2
Euros	0.01	1,078.09	8	4
New Israel Shekel	-	260.32	1	1
Brazilian Reais	0.01	182.70	2	-
Total cash and cash equivalents			23,417	20,294
Total Assets			154,052	166,949

Liabilities
Trade and other payables
US Dollar	18.49	970.50	17,943	18,493
Uruguayan pesos	1.07	23.34	25	34
Payables to related parties:
US Dollar	10.56	970.50	10,245	10,236
Total Trade and other payables			28,213	28,763
Borrowings
US Dollar	301.41	970.50	292,522	325,512
Borrowings with related parties
US Dollar	0.82	970.50	798	851
Total Borrowings			293,320	326,363
Derivative financial instruments
US Dollar	-	970.50	-	4
Total derivative financial instruments			-	4
Lease liabilities
US Dollar	4.11	970.50	3,988	12,165
Total lease liabilities			3,988	12,165
Provisions
New Israel Shekel	85.89	260.32	22,359	22,778
Total Provisions			22,359	22,778
Total Liabilities			347,880	390,073

IRSA Inversiones y Representaciones Sociedad Anónima

(1) Considering foreign currencies as those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Exchange rates as of September 30, 2024 according to Banco de la Nación Argentina and Central Bank of the Argentine Republic.

28.
Other relevant events of the period

Shares Buyback Program – New program

On July 11, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 15,000 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 11 per GDS and ARS 1,550 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

On September 12, 2024, we completed the share buyback program, having acquired 11,541,885 common shares, representing approximately 99.93% of the approved program and 1.56% of the capital stock of IRSA.

Warrants exercise

During the three-month period ended September 30, 2024, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 1.8 million were received, for converted warrants of 4,157,623.

29.
Subsequent events

“261 Della Paolera” floor sale

On October 15, 2024, we informed that we have sold a floor of the “261 Della Paolera” tower located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 1,197 square meters and 8 parking lots located in the building.

The transaction price was approximately USD 7.1 million (MEP) (USD/ square meters 6,000), of which USD 6.0 million has already been paid and the balance of USD 1.1 million, granted with a mortgage, will be paid in 24 monthly installments accruing an interest rate of 8% annually.

After this operation, IRSA retains ownership of 3 floors of the building with an approximate leasable area of 3,670 square meters in addition to parking lots and other complementary spaces.

Local Notes Issuance – Series XXII & XXIII Notes

On October 23, 2024, IRSA informed the results of the auction for two series of notes on the local market for a total amount of USD 67.3 million through the following instruments:

●
Series XXII: Denominated in dollars for USD 15.8 million, with 5.75% interest rate and semiannual interests’ payments (first payment will be on July 23, 2025). The Capital amortization will be 100% at maturity, on October 23, 2027. The issuance price will be 100.0%.

●
Series XXIII: Denominated in dollars for USD 51.5 million, with 7.25% interest rate and semiannual interests’ payments (first payment will be on July 23, 2025). The Capital amortization will be 100% at maturity, on October 23, 2029. The issuance price will be 100.0%.

The funds will be used as defined in the issuance documents.

IRSA Inversiones y Representaciones Sociedad Anónima

General Ordinary and Extraordinary Shareholders’ Meeting - IRSA

On October 28, 2024, the General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was resolved to distribute a dividend to shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 90,000 million. The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Likewise, it was approved to distribute the amount of 25,700,000 treasury shares in the portfolio of nominal value ARS 10, derived from the share repurchase programs, to the shareholders in proportion to their shareholdings, and the request for the issuance and public offer of complementary common shares to those authorized by the CNV on February 8, 2021, within the agreement of the share capital increase by subscription of shares approved by the Shareholders´ Meeting held on October 30, 2019 and the Board of Directors on January 20, 2021 for a total of 80,000,000 common shares of par value ARS 1 (currently par value ARS 10) and with the right to one vote per share and 80,000,000 options with the right to receive common shares.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Carlos Della Paolera 261 - 9th floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52532274-9

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (hereinafter “the Company”), which comprise the unaudited condensed interim consolidated statement of financial position as of September 30, 2024, the unaudited condensed interim consolidated statements of income and other comprehensive income, of changes in shareholders’ equity and of cash flows for the three month period then ended, and selected explanatory notes.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with IFRS accounting standards and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Free translation from the original prepared in Spanish for publication in Argentina

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with IRSA Inversiones y Representaciones Sociedad Anónima, that:

a)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of September 2024;

c)
we have read the Business Summary (“Reseña Informativa”), on which we have no observations to make regarding matters that are within our competence;

d)
as of September 30, 2024 the debt of IRSA Inversiones y Representaciones Sociedad Anónima accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 503,742,891, which was not due at that date.

Autonomous City of Buenos Aires, November 5, 2024.

PRICE WATERHOUSE & CO. S.R.L. (Partner)	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner)
Carlos Brondo Public Accountant	Marcelo Héctor Fuxman Public Accountant

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2024

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results

(in millions of ARS)	IQ 25	IQ 24	YoY Var
Revenues	89,873	94,939	(5.3)%
Result from fair value adjustment of investment properties	(225,499)	316,084	(171.3)%
Result from operations	(187,584)	375,142	(150.0)%
Depreciation and amortization	1,982	1,776	11.6%
EBITDA (1)	(185,602)	376,918	(149.2)%
Adjusted EBITDA (1)	46,910	52,621	(10.9)%
Result for the period	(109,035)	250,538	(143.5)%
Attributable to equity holders of the parent	(105,646)	238,061	(144.4)%
Attributable to non-controlling interest	(3,389)	12,477	(127.2)%
(1) See Point XVI: EBITDA Reconciliation

Group revenues decreased by 5.3% during the three-months period of 2025 compared to the same period in 2024, primarily due to a decrease in Hotels segment revenues caused by a drop in its activity levels.

Adjusted EBITDA from the rental segments reached ARS 47,118 million, 8.8% lower than the three-month period of the previous year, ARS 41,166 million coming from the Shopping Centers segment, ARS 3,298 million from the office segment and ARS 2,654 million from Hotels segment. Total Adjusted EBITDA reached ARS 46,910 million, decreasing 10.9% compared to the same period of the previous fiscal year.

The net result for the three-month period of fiscal year 2025 registered a loss of ARS 109,035 million, compared to a gain of ARS 250,538 million in the same period of the previous year. This is mainly explained by the loss recorded from changes in the fair value of investment properties due to the impact of a devaluation lower than inflation on those properties valued in USD.

II. Shopping Malls

Our portfolio’s leasable area totaled 336,884 sqm of GLA. Real tenants’ sales of our shopping centers reached ARS 609,121 million in the three-months period of fiscal year 2025, 12.1% lower than in the same period of the previous fiscal year.

Portfolio occupancy during the first quarter of fiscal year 2025 was 96.8%.

Shopping Malls’ Operating Indicators

	IQ 25	IVQ 24	IIIQ 24	IIQ 24	IQ 24
Gross leasable area (sqm)	336,884	336,545	335,866	334,845	334,737
Tenants’ sales (3 months cumulative in current currency)	609,121	569,139	464,738	808,284	692,694
Occupancy	96.8%	97.6%	97.9%	98.0%	98.0%

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2024

Shopping Malls’ Financial Indicators

(in millions of ARS)	IQ 25	IQ 24	YoY Var
Revenues from sales, leases, and services	51,841	52,994	(2.2)%
Net result from fair value adjustment on investment properties	(5,574)	(7,697)	(27.6)%
Result from operations	34,984	32,992	6.0%
Depreciation and amortization	608	473	28.5%
EBITDA (1)	35,592	33,465	6.4%
Adjusted EBITDA (1)	41,166	41,162	0.0%
(1) See Point XVI: EBITDA Reconciliation

Income from this segment during the first quarter of fiscal year 2025 reached ARS 51,841 million, 2.2% lower compared with the same period of the previous fiscal year. Adjusted EBITDA reached ARS 41,166 million, in line with the amount recorded in the same period of 2024.

Operating data of our shopping malls

	Date of acquisition	Location	Gross Leasable Area (sqm)(1)	Stores	Occupancy (2)	IRSA Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	20,705	139	99.2%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	37,167	152	99.5%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	39,559	119	92.7%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,843	107	99.9%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,472	90	92.6%	100%
Dot Baires Shopping	May-09	City of Buenos Aires	48,019	160	96.4%	80%
Soleil	Jul-10	Province of Buenos Aires	15,673	73	100.0%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,663	63	99.3%	90,0%
Alto Noa Shopping	Mar-95	Salta	19,428	83	99.4%	100%
Alto Rosario Shopping	Nov-04	Santa Fe	34,992	131	92.7%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	41,511	117	98.9%	100%
Córdoba Shopping	Dec-06	Córdoba	15,604	98	98.5%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,544	66	89.6%	50%
Alto Comahue	Mar-15	Neuquén	11,704	84	97.0%	99,95%
Patio Olmos(5)	Sep-07	Córdoba	-	-	-
Total			336,884	1,482	96.8%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto).
(5) IRSA owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2024

Quarterly tenants’ sales as of the first quarter of FY 2025, compared to the same period of fiscal years 2024, 2023, 2022, and 2021

(ARS million)	IQ 25	IQ 24	YoY Var	IQ 23	IQ 22	IQ 21
Alto Palermo	72,872	94,245	(22.7)%	80,773	54,354	2,618
Abasto Shopping	83,074	98,056	(15.3)%	92,128	53,824	1,922
Alto Avellaneda	67,115	67,433	(0.5)%	59,909	40,194	1,879
Alcorta Shopping	40,430	51,836	(22.0)%	45,736	40,435	338
Patio Bullrich	22,304	29,241	(23.7)%	27,399	19,474	3,442
Dot Baires Shopping	52,574	55,048	(4.5)%	48,240	35,207	1,710
Soleil	41,372	39,475	4.8%	34,364	29,938	3,780
Distrito Arcos	44,840	56,815	(21.1)%	49,516	34,962	10,283
Alto Noa Shopping	23,503	27,907	(15.8)%	27,172	22,616	13,430
Alto Rosario Shopping	65,370	72,149	(9.4)%	72,407	56,832	25,276
Mendoza Plaza Shopping	41,384	42,964	(3.7)%	39,537	32,524	25,191
Córdoba Shopping	19,746	22,564	(12.5)%	21,271	18,677	10,389
La Ribera Shopping(1)	9,797	12,147	(19.3)%	11,903	8,143	2,914
Alto Comahue	24,740	22,814	8.4%	18,892	13,689	3,125
Total sales	609,121	692,694	(12.1)%	629,247	460,869	106,297
(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Quarterly tenants’ sales per type of business as of the first quarter of FY 2025, compared to the same period of fiscal years 2024, 2023, 2022, and 2021 (1)

(ARS million)	IQ 25	IQ 24	YoY Var	IQ 23	IQ 22	IQ 21
Department Store	2,220	-	-	-	-	7,813
Clothes and footwear	337,035	389,944	(13.6)%	358,566	274,053	50,867
Entertainment	19,747	23,694	(16.7)%	24,120	10,304	106
Home and decoration	15,194	17,738	(14.3)%	15,183	13,002	2,724
Restaurants	75,604	86,620	(12.7)%	72,876	43,947	8,932
Miscellaneous	79,535	82,757	(3.9)%	73,690	69,311	19,764
Services	14,519	14,835	(2.1)%	11,090	7,413	486
Home Appliances	65,267	77,106	(15.4)%	73,722	42,839	15,605
Total	609,121	692,694	(12.1)%	629,247	460,869	106,297
(1)
Includes sales from stands and excludes spaces used for special exhibitions.

Revenues from quarterly leases as of the first quarter of FY 2025, compared to the same period of fiscal year 2024, 2023, 2022 and 2021

(ARS million)	IQ 25	IQ 24	YoY Var	IQ 23	IQ 22	IQ 21
Base rent(1)	27,512	21,661	27.0%	17,156	9,636	1,334
Percentage rent	11,984	20,422	(41.3)%	19,504	14,918	1,294
Total rent	39,496	42,083	(6.1)%	36,660	24,554	2,628
Non-traditional advertising	1,906	1,564	21.9%	1,082	593	674
Revenues from admission rights	5,049	4,629	9.1%	3,652	2,668	3,005
Fees	466	426	9.4%	420	472	512
Parking	2,904	2,858	1.6%	1,892	836	67
Commissions	1,737	674	157.7%	670	728	593
Other	283	760	(62.8)%	74	135	67
Subtotal(2)	51,841	52,994	(2.2)%	44,450	29,986	7,546
Expenses and Collective Promotion Fund	16,895	16,532	2.2%	16,927	12,978	7,277
Total	68,736	69,526	(1.1)%	61,377	42,964	14,823
(1)
Includes Revenues from stands for ARS 3,011 million cumulative as of September 2024.
(2)
Includes ARS 66.3 million from Patio Olmos and ARS 185.1 million from sponsorship income from “Buenos Aire Fashion Week” Production.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2024

III. Offices

According to Colliers, the quarter closes with a slight increase in vacancy standing at 17.3%, in the Buenos Aires City premium market (A+ & A), while prices remain stable at average levels of USD 22.6 per sqm.

Offices’ Operating Indicators

	IQ 25	IVQ 24	IIIQ 24	IIQ 24	IQ 24
Gross Leasable area	59,271	59,348	59,348	59,348	61,742
Total Occupancy	92.3%	89.4%	86.6%	84.8%	83.0%
Class A+ & A Occupancy	97.9%	95.5%	92.8%	92.8%	88.5%
Class B Occupancy	56.1%	50.6%	46.7%	33.8%	46.4%
Rent USD/sqm	24.6	24.4	24.6	24.9	25.2

The gross leasable area in the first quarter of fiscal year 2025 was 59,271 sqm. After the end of the period, one floor of the “261 Della Paolera” building was sold (see Point XI: Material & Subsequent Events). The average occupancy of the premium portfolio increased to 97.9% and of the total portfolio to 92.3%, mainly driven by the improvement at the Dot Building. The portfolio’s average rent reached USD 24.6 per sqm.

Offices’ Financial Indicators

(in ARS million)	IQ 25	IQ 24	YoY Var
Revenues from sales, leases and services	4,101	4,895	(16.2)%
Net result from fair value adjustment on investment properties, PP&E e inventories	(67,743)	99,430	(168.1)%
Profit from operations	(64,508)	103,334	(162.4)%
Depreciation and amortization	63	59	6.8%
EBITDA(1)	(64,445)	103,393	(162.3)%
Adjusted EBITDA (1)	3,298	3,963	(16.8)%
(1) See Point XVI: EBITDA Reconciliation

During the first quarter of fiscal year 2025, revenues from the offices segment decreased by 16.2% and Adjusted EBITDA decreased 16.8% compared to the previous fiscal year, mainly explained by the impact of asset sales. Adjusted EBITDA margin was 80.4%.

Below is information on our office segment:

Offices & Others	Date of Acquisition	Gross Leasable Area (sqm)(1)	Occupancy (2)	Actual Interest	3M 25 - Rental revenues (ARS million) (4)
AAA & A Offices
Boston Tower	Dec-14				8
Intercontinental Plaza (3)	Dec-14	2,979	100.0%	100%	233
Dot Building	Nov-06	11,242	92.6%	80%	656
Zetta	May-19	32,173	99.3%	80%	2,499
261 Della Paolera(5)	Dec-20	4,937	100%	100%	485
Total AAA & A Offices		51,331	97.9%		3,881

B Offices
Philips	Jun-17	7,940	56.1%	100%	220
Total B Buildings		7,940	56.1%	100%	220
Subtotal Offices		59,271	92.3%		4,101
(1) Corresponds to the total gross leasable area of each property as of September 30, 2024. Excludes common areas and parking lots.
(2) Calculated by dividing occupied square meters by gross leasable area as of September 30, 2024.
(3) We own 13.2% of the building that has 22,535 square meters of gross leasable area.
(4) Corresponds to the accumulated income of the period.
(5) As of September 30, 2024, we owned 13.8% of the building that has 35,872 square meters of gross leasable area.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2024

IV. Hotels

After two years of historic record activity levels, the company's hotels have experienced a decline in their income and occupancy levels. This is due to a decrease in international tourism inflows, resulting from lower exchange rate competitiveness in the country.

(in ARS million)	IQ 25	IQ 24	YoY Var
Revenues	13,822	18,500	(25.3)%
Profit from operations	1,816	5,677	(68.0)%
Depreciation and amortization	838	844	(0.7)%
EBITDA	2,654	6,521	(59.3)%

During the first quarter of fiscal year 2025, Hotels segment recorded an decrease in revenues of 25.3% compared with the same period of fiscal year 2024 while the segment’s EBITDA reached ARS 2,654 million, a 59.3% decrease when compared to the same period of fiscal year 2024.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy (4)
Intercontinental (1)	11/01/1997	76,34%	313	55.9%
Sheraton Libertador (2)	03/01/1998	100,00%	200	41.8%
Llao Llao (3)	06/01/1997	50,00%	205	67.0%
Total	-	-	718	55.1%
(1) Through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(2) Through Hoteles Argentinos S.A.U.
(3) Through Llao Llao Resorts S.A.
(4) Three months cumulated average.

Hotels’ operating and financial indicators.

	IQ 25	IVQ 24	IIIQ 24	IIQ 24	IQ 24
Average Occupancy	55.1%	49.8%	68.7%	71.6%	66.4%
Average Rate per Room (USD/night)	256.4	197.7	257.0	239.5	266.8

V. Sales and Developments

(in ARS million)	IQ 25	IQ 24	YoY Var
Revenues	1,462	810	80.5%
Net result from fair value adjustment on investment properties	(152,130)	224,659	(167.7)%
Result from operations	(161,311)	219,818	(173.4)%
Depreciation and amortization	45	59	(23.7)%
Net result from fair value adjustment on investment properties	11	7,203	(99.8)%
Impairment loss on intangible assets	(7,002)	-	-
EBITDA (1)	(161,266)	219,877	(173.3)%
Adjusted EBITDA (1)	(2,123)	2,421	(187.7)%
(1) See Point XVI: EBITDA Reconciliation

Adjusted EBITDA of “Sales and Developments” segment recorded a loss of ARS 2,123 million during the first quarter of fiscal year 2025, 187.7% lower than the same period in the previous year, due to the impact of changes in the fair value of investment properties.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2024

VI. Others

(in millions of ARS)	IQ 25	IQ 24	YoY Var
Revenues	1,269	986	28,7%
Net result from fair value adjustment on investment properties	(186)	(337)	(44,8)%
Result from operations	1,649	13,791	(88,0)%
Depreciation and amortization	449	366	22,7%
Recovery of provision	-	15,416	(100,0)%
EBITDA	2,098	14,157	(85,2)%
Adjusted EBITDA	2,284	(922)	-

VII. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”)

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.5% as of September 30, 2024. During the three-month period of fiscal year 2025, the investment in Banco Hipotecario generated an ARS 4,938 million gain compared to ARS 6,081 million gain during the same period of 2024. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

VIII. EBITDA by Segment (ARS million)

3M 25	Shopping Malls	Offices	Sales and Developments	Hotels	Others	Total
Result from operations	34,984	(64,508)	(161,311)	1,816	1,649	(187,370)
Depreciation and amortization	608	63	45	838	449	2,003
EBITDA	35,592	(64,445)	(161,266)	2,654	2,098	(185,367)

3M 24	Shopping Malls	Offices	Sales and Developments	Hotels	Others	Total
Result from operations	32,992	103,334	219,818	5,677	13,791	375,612
Depreciation and amortization	473	59	59	844	366	1,801
EBITDA	33,465	103,393	219,877	6,521	14,157	377,413
EBITDA Var	6.4%	(162.3)%	(173.3)%	(59.3)%	(85.2)%	(149.1)%

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2024

IX. Reconciliation with Consolidated Statements of Income (ARS million)

Below is an explanation of the reconciliation of the company’s profit by segment with its Consolidated Statements of Income. The difference lies in the presence of joint ventures included in the segment but not in the Statements of Income.

	Total as per segment	Joint ventures*	Expenses and CPF	Elimination of inter-segment transactions	Total as per Statements of Income
Revenues	72.495	(426)	17.804	-	89.873
Costs	(14.595)	42	(17.905)	-	(32.458)
Gross result	57.900	(384)	(101)	-	57.415
Result from sales of investment properties	(225.633)	134	-	-	(225.499)
General and administrative expenses	(11.201)	65	-	31	(11.105)
Selling expenses	(4.377)	28	-	-	(4.349)
Other operating results, net	(4.059)	(3)	47	-31	(4.046)
Result from operations	(187.370)	(160)	(54)	-	(187.584)
Share of loss of associates and joint ventures	7.927	235	-	-	8.162
Result before financial results and income tax	(179.443)	75	(54)	-	(179.422)
*Includes Puerto Retiro & Nuevo Puerto Santa Fe.

X. Financial Debt and Other Indebtedness

The following table describes our total indebtedness as of September 30, 2024:

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	43,0	Variable	< 360 days
Series XIX	ARS	27.0	Variable	Feb-25
Series XV	USD	61.7	8.00%	Mar-25
Series XXI	ARS	17.5	Variable	Jun-25
Series XVI	USD	28.3	7.00%	Jul-25
Series XVII	USD	25.0	5.00%	Dec-25
Series XX	USD	23.0	6.00%	Jun-26
Series XVIII	USD	21.4	7.00%	Feb-27
Series XIV	USD	132.5	8.75%	Jun-28
IRSA’s Total Debt	USD	379.4
Cash & Cash Equivalents + Investments (2)	USD	174.8
IRSA’s Net Debt	USD	204.6
(1)
Principal amount in USD (million) at an exchange rate of ARS 970.0/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2024

XI. Material and Subsequent Events

July 2024: Shares Buyback Program – Start and Completion

On July 11, 2024, the Board of Directors has approved the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the Argentine National Securities Commission.

●
Maximum amount of the investment: Up to ARS 15,000 million

●
Maximum number of shares to be acquired: Up to 10% of the capital stock of the Company, in accordance with the provisions of the applicable regulations.

●
Daily limitation on market transactions: In accordance with the applicable regulation, the limitation will be up to 25% of the average volume of the daily transactions for the Shares and GDS in the markets during the previous 90 days.

●
Payable Price: Up to ARS 1,550 per Share and up to USD 11.00 per GDS.

●
Period in which the acquisitions will take place: up to 180 days after the publication of the minutes, subject to any renewal or extension of the term, which will be informed to the investing public.

●
Origin of the Funds: The acquisitions will be made with realized and liquid earnings pending of distribution of the Company.

To make such decision, the Board of Directors has considered the economic and market situation, as well as the discount of the current share price in relation to the fair value of the assets, determined by independent appraisers, and its objective is to strengthen the shares and reduce the fluctuations in the market value, that does not reflect the real economic value of the assets.

On September 12, 2024, the Company completed the shares buyback program, having acquired in the local market 11,541,885 ordinary shares, which represent approximately 99.93% of the approved program and 1.56% of the outstanding shares.

August 2024: Alto Avellaneda Adjoining Property Acquisition

On August 1, 2024, the Company acquired a property next to its Alto Avellaneda shopping center, located at Gral. Güemes 861, Avellaneda, Buenos Aires Province. The property has a total area of 86,861 sqm and a built area of 32,660 sqm with potential for future expansion.

The purchase price was set at USD 12.2 million, of which USD 9.2 million have already been paid and the balance of USD 3 million will be cancelled with the transfer of the deed, which is still pending. The transaction includes the transfer to IRSA of the existing lease contracts until their original term and the sign of a new contract with the supermarket for 3 years.

September 2024: Warrants Exercise

Between September 17 and 25, 2024, certain warrants holders have exercised their right to acquire additional shares and 5,433,980 ordinary shares of the Company will be registered, with a face value of ARS 10. As a result of the exercise, USD 1,797,017 was collected by the Company.

After the exercise of these warrants, the number of shares of the Company increased from 741,459,162 to 746,893,142 with a face value of ARS 10, and the new number of outstanding warrants decreased from 75,668,184 to 71,510,561.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2024

October 2024: “261 Della Paolera” floor sale

After the end of the period, on October 15, 2024, the company reported that it has sold a floor of the “261 Della Paolera” tower located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 1,197 sqm and 8 parking lots located in the building.

The transaction price was approximately USD 7.1 million (USD MEP) (~USD/m2 6,000), of which USD 6.0 million has already been paid and the balance of USD 1.1 million, granted with a mortgage, will be paid in 24 monthly installments accruing an interest rate of 8% annually.

After this operation, IRSA retains ownership of 3 floors of the tower with an approximate rental area of 3,670 sqm in addition to parking lots and other complementary spaces and the accounting result of this operation will be recognized in the Company's Financial Statements for the 2nd quarter of FY 2025.

October 2024: Notes issuance

After the end of the period, on October 23, 2024, IRSA issued two series of dollar MEP notes on the local market for a total amount of USD 67.3 million through the following instruments:

●
Series XXII: Denominated in dollars for USD 15.8 million with a fixed rate of 5.75%, with semi-annual interest payments (except for the first payment on July 23, 2025, and the last payment at maturity). The principal will be paid at maturity on October 23, 2027. The issuance price was 100.0% of the nominal value.

●
Series XXIII: Denominated in dollars for USD 51.5 million with a fixed rate of 7.25%, with semi-annual interest payments (except for the first payment on July 23, 2025, and the last payment at maturity). The principal will be paid at maturity on October 23, 2029. The issuance price was 100.0% of the nominal value.

The funds will be used as defined in the issuance documents.

October 2024: General Ordinary and Extraordinary Shareholders’ Meeting

On October 28, 2024, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters. inter alia, were resolved by majority of votes:

●
Distribution of a cash dividend of ARS 90,000 million as of the date of the Shareholders’ Meeting.

●
Distribution of 25.700.000. of own shares with NV ARS 10.

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2024.

●
The issuance and public offering of complementary shares to fulfill the delivery of shares under the exercise of option holders' rights.

On November 5, 2024, the Company distributed among its shareholders the cash dividend in an amount of ARS 90,000,000,000 equivalent to 1,261.1712782686% of the stock capital, an amount per share of ARS 126.11712782686 and an amount per GDS of ARS 1,261.1712782686.

On the same day, the Company distributed own shares, the distribution of the shares constitutes 0.036013446502 shares per ordinary share and 0.36013446502 per GDS, a percentage of 3.6013446502% of the stock capital of 713,622,341 shares and NV ARS 10, net of treasury shares.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2024

XII. Summarized Comparative Consolidated Balance Sheet

(in ARS million)	09.30.2024	09.30.2023	09.30.2022	09.30.2021	09.30.2020
Non-current assets	2,029,205	2,960,259	2,914,465	2,989,014	3,847,135
Current assets	257,290	319,365	257,821	206,295	270,920
Total assets	2,286,495	3,279,624	3,172,286	3,195,309	4,118,055
Capital and reserves attributable to the equity holders of the parent	1,089,615	1,740,001	1,428,658	900,238	1,446,039
Non-controlling interest	75,902	100,879	98,309	302,175	480,073
Total shareholders’ equity	1,165,517	1,840,880	1,526,967	1,202,413	1,926,112
Non-current liabilities	807,193	1,163,765	1,211,515	1,706,508	1,574,485
Current liabilities	313,785	274,979	433,804	286,388	617,458
Total liabilities	1,120,978	1,438,744	1,645,319	1,992,896	2,191,943
Total liabilities and shareholders’ equity	2,286,495	3,279,624	3,172,286	3,195,309	4,118,055

XIII. Summarized Comparative Consolidated Income Statement

(in ARS million)	09.30.2024	09.30.2023	09.30.2022	09.30.2021	09.30.2020
Profit from operations	(187,584)	375,142	(7,787)	(65,774)	483,210
Share of profit of associates and joint ventures	8,162	6,850	7,048	(2,083)	3,034
Result from operations before financing and taxation	(179,422)	381,992	(739)	(67,857)	486,244
Financial income	722	1,169	433	831	1,156
Financial cost	(11,644)	(12,736)	(13,608)	(24,430)	(32,736)
Other financial results	21,691	(7,288)	1,582	39,982	12,827
Inflation adjustment	4,245	20,116	33,063	4,579	(1,199)
Financial results, net	15,014	1,261	21,470	20,962	(19,952)
Results before income tax	(164,408)	383,253	20,731	(46,895)	466,292
Income tax	55,373	(132,715)	(11,186)	33,236	(163,508)
Result for the period from continued operations	(109,035)	250,538	9,545	(13,659)	302,784
Result for the period from discontinued operations after taxes	-	-	-	-	(131,421)
Result of the period	(109,035)	250,538	9,545	(13,659)	171,363
Other comprehensive results for the period	(497)	(1,037)	(1,916)	(2,200)	(178,198)
Total comprehensive result for the period	(109,532)	249,501	7,629	(15,859)	(6,835)

Attributable to:
Equity holders of the parent	(105,931)	237,055	6,749	(10,265)	59,875
Non-controlling interest	(3,601)	12,446	880	(5,594)	(66,710)

XIV. Summary Comparative Consolidated Cash Flow

(in ARS million)	09.30.2024	09.30.2023	09.30.2022	09.30.2021	09.30.2020
Net cash generated from operating activities	47,811	32,977	31,883	22,273	69,065
Net cash (used in) / generated from investing activities	(20,642)	21,349	14,307	(2,966)	851,533
Net cash used in financing activities	(27,612)	(23,900)	(135,664)	(13,924)	(557,750)
Net (decrease) / increase in cash and cash equivalents	(443)	30,426	(89,474)	5,383	362,848
Cash and cash equivalents at beginning of year	31,730	36,391	114,744	28,434	1,998,792
Inflation adjustment	(68)	(1,900)	(1,304)	(4,925)	(640)
Deconsolidation of subsidiaries	-	-	-	-	(2,140,327)
Foreign exchange (loss) / gain on cash and changes in fair value for cash equivalents	(976)	1,830	986	117	(130,330)
Cash and cash equivalents at period-end	30,243	66,747	24,952	29,009	90,343

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2024

XV. Comparative Ratios

(in ARS million)	09.30.2024		09.30.2023		09.30.2022		09.30.2021		09.30.2020
Liquidity
CURRENT ASSETS	257,290	0.82	319,365	1.16	257,821	0.59	206,295	0.72	270,920	0.44
CURRENT LIABILITIES	313,785		274,979		433,804		286,388		617,458
Solvency
SHAREHOLDERS’ EQUITY	1,165,517	1.04	1,840,880	1.28	1,526,967	0.93	1,202,413	0.60	1,926,112	0.88
TOTAL LIABILITIES	1,120,978		1,438,744		1,645,319		1,992,896		2,191,943
Capital Assets
NON-CURRENT ASSETS	2,029,205	0.89	2,960,259	0.90	2,914,465	0.92	2,989,014	0.94	3,847,135	0.93
TOTAL ASSETS	2,286,495		3,279,624		3,172,286		3,195,309		4,118,055
Profitability
RESULT OF THE PERIOD	(109,035)	(0.07)	250,538	0.15	9,545	0.01	(13,659)	(0.01)	171,363	0.08
AVERAGE SHAREHOLDERS’ EQUITY	1,503,199		1,683,924		1,364,690		1,564,263		2,100,705

XVI. EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net excluding interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) net profit from fair value adjustment of investment properties, not realized.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to EBITDA and Adjusted EBITDA for the periods indicated:

	2024	2023
Profit for the period	(109,035)	250,538
Interest income	(722)	(1,169)
Interest expense	10,904	11,432
Income tax	(55,373)	132,715
Depreciation and amortization	1,982	1,776
EBITDA (unaudited)	(152,244)	395,292
Net gain / (loss) from fair value adjustment of investment properties	225,499	(316,084)
Realized net gain from fair value adjustment of investment properties	11	7,203
Impairment Loss on Intangible Assets	7,002	-
Recovery of provision	-	(15,416)
Share of profit of associates and joint ventures	(8,162)	(6,850)
Foreign exchange differences net	(14,324)	12,384
Result from derivative financial instruments	(108)	25
Fair value gains of financial assets and liabilities at fair value through profit or loss	(7,232)	(895)
Inflation adjustment	(4,245)	(20,116)
Other financial costs/income	713	(2,922)
Adjusted EBITDA (unaudited)	46,910	52,621
Adjusted EBITDA Margin (unaudited) (1)	65.09%	67.69%
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by revenue from sales, rents and services.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2024

XVII. NOI Reconciliation

In addition, we present in this summary report Net Operating Income or “NOI”. We define NOI as gross profit from operations, less Selling expenses, plus realized result from fair value adjustments of investment properties, plus Depreciation and amortization.

NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present NOI because we believe it provides investors with a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses NOI from time to time, among other measures, for internal planning and performance measurement purposes. NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to NOI for the periods indicated:

	2024	2023
Gross profit	57,415	64,045
Selling expenses	(4,349)	(4,975)
Depreciation and amortization	1,982	1,776
Realized result from fair value of investment properties	11	7,203
Impairment Loss on Intangible Assets	7,002	-
NOI (unaudited)	62,061	68,049

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2024

XVIII. FFO Reconciliation

We also present in this summary report Adjusted Funds From Operations attributable to the controlling interest (or “Adjusted FFO”), which we define as Total profit for the year or period plus depreciation and amortization of property, plant and equipment, intangible assets and amortization of initial costs of leases minus total net financial results excluding net financial interests, minus unrealized result from fair value adjustments of investment properties minus inflation adjustment plus deferred tax, and less non-controlling interest net of the result for fair value, less the result of participation in associates and joint ventures.

Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Adjusted FFO because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Adjusted FFO for the periods indicated:

	2024	2023
Result for the period	(109,035)	250,538
Result from fair value adjustments of investment properties	225,499	(316,084)
Result from fair value adjustments of investment properties, realized	11	7,203
Impairment Loss on Intangible Assets	7,002	-
Recovery of provision	-	(15,416)
Depreciation and amortization	1,982	1,776
Foreign exchange, net	(14,324)	12,384
Other financial results	-	(4,323)
Results from derivative financial instruments	(108)	25
Results of financial assets and liabilities at fair value through profit or loss	(7,232)	(895)
Other financial costs	740	1,304
Income tax current / deferred(1)	(75,326)	128,318
Non-controlling interest	3,389	(12,477)
Non-controlling interest related to PAMSA’s fair value	(11,282)	16,250
Results of associates and joint ventures	(8,162)	(6,850)
Inflation adjustment	(4,245)	(20,116)
Repurchase of non-convertible notes	(27)	97
Adjusted FFO (unaudited)	8,882	41,734

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2024

XIX. Brief comment on prospects for the Next Quarter

The first quarter of fiscal 2025 concluded with mixed results in the three rental segments. Signs of recovery began to appear in the sales of our shopping centers, although they remain below inflation, the offices evolved favorably, mainly in terms of occupancy, and the hotels showed a drop in their income levels compared to the same quarter of the fiscal year 2024.

We are optimistic about the future evolution of our rental segments and the real estate sector in general. The recent tax amnesty and launch of mortgage loans in the country are generating a greater volume of real estate transactions with a growing impact on prices. In relation to consumer activity, we expect our shopping centers to evolve favorably in line with the recovery of real wages and economic activity. We trust in the quality of our premium portfolio and in the wide variety of offers and services that our shopping centers offer as meeting and experience places. The greatest challenge is represented by the hotel and tourism activity, which faces a situation of lower exchange competitiveness after two years of record income driven by the influx of international tourism in the country.

Regarding the sales and development segment, we will continue to analyze opportunities for real estate acquisition, sale and/or swaps and evaluate the best timing to launch the mixed-use developments that the company has in its portfolio in its extensive land reserve. In this sense, we recently announced ambitious plans to develop residential real estate in Argentina. We will build apartments in the Polo Dot complex as well as in the Caballito neighborhood, we will renovate Del Plata building in front of the obelisk to transform its offices into homes, we will launch a “mixed-use center” in La Plata and we will embark on the largest development of the company's history, Ramblas del Plata, formerly known as Costa Urbana.

Ramblas del Plata has a potential to develop 866,806 sqm of mixed uses, which will require a large investment for the next 15 to 20 years, will generate many direct and indirect jobs and will house approximately 6,000 families. We hope to contribute to the development of the city with an innovative, modern and sustainable project, which implies a great opportunity and responsibility.

During fiscal year 2025, we´ll continue working on the reduction and efficiency of the cost structure, while we´ll continue evaluating financial, economic and/or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations, such as public and/or private disposal of assets that may include real estate as well as negotiable securities owned by the Company, issuance of negotiable bonds, repurchase of own shares, among other useful instruments for the proposed objectives.

Looking to the future, we will continue to innovate in the development of unique real estate projects, betting on the integration of commercial and residential spaces, offering our clients a mix of attractive products and services, meeting places and a memorable experience, with the aim to achieve an increasingly modern and sustainable portfolio. Although the current economic context and the political electoral agenda generate uncertainty, we are confident in the quality of our portfolio and the ability of our management to carry out the business successfully.

Eduardo S. Elsztain
Chairman